Exhibit 99.2

English translation for informational purposes only.

PUBLIC NOTIFICATION OF AVAILABILITY OF THE REFERENCE DOCUMENT

AND ANNUAL REPORT ON FORM 20-F OF

The ILOG reference document (document de référence) relating to the 2007/2008 fiscal year ended on June 30, 2008, which includes ILOG’s audited consolidated annual financial statements, was filed with the Autorité des marchés financiers (the “AMF”) on October 29, 2008 (the “Reference Document”).

This Reference Document includes, among other things:

•                  the annual financial report,

•                  the report of the Chairman on corporate governance and internal control,

•                  the report of the statutory auditors on such report,

•                  the information relating to the principal accountants, fees and services.

This Reference Document is available on the website of the AMF (www.amf-france.org), the website of ILOG S.A. (www.ilog.fr) and is available to the public free of charge at the registered offices of ILOG - 9, rue de Verdun, B.P. 85, 94253 Gentilly Cedex France.

The Reference Document updates the document related to the information regarding legal, financial and accounting characteristics of ILOG S.A. filed with the AMF on October 10, 2008 in connection with the public tender offer for the shares and warrants of ILOG S.A. initiated by CITLOI, an indirect wholly-owned subsidiary of IBM. As a reminder, the ILOG offer response document approved by the AMF and the document related to the information regarding legal, financial and accounting characteristics of ILOG are available in the same place and on the same conditions as the Reference Document.

Shareholders are also advised that ILOG has filed its Annual Report on Form 20-F for the year ended June 30, 2008 with the United States Securities and Exchange Commission on October 29, 2008.  The Form 20-F is available on ILOG’s website at www.ilog.com and a hard copy which includes ILOG’s audited consolidated annual financial statements can be requested from the company free of charge at ILOG, Attention: Jerome Arnaud, 1195 West Fremont Ave, Sunnyvale, CA 94087.

In addition, ILOG announces its 2009 first quarter results on October 30, 2009. The press release relating to such announcement is available on the website of ILOG S.A. (www.ilog.com).

The circulation, publication or distribution of this press release is subject to legal or regulatory restrictions in certain countries. This press release is not addressed, either directly or indirectly, to persons who are subject to such restrictions. This press release does not constitute an offer to purchase securities. The offers are comprised of a French Offer and a U.S. Offer. The French Offer will be made to holders of shares and warrants in France.  The U.S. Offer will be made to U.S. holders (within the meaning of Rule 14d-1(d) under the United States Securities Exchange Act of 1934, as amended) of shares and warrants as well as to all holders of ADSs wherever located.  You will need to determine which of the offer you are eligible to participate in.  The terms and conditions of the U.S. Offer are set forth in the U.S. Offer to Purchase dated

October 14, 2008, and the related documentation, as amended, that International Business Machines Corporation (“IBM”) and its subsidiary, CITLOI S.A.S. (“CITLOI”), filed with the U.S. Securities and Exchange Commission (the “Commission”) on Schedule TO and the solicitation/recommendation statement on Schedule 14D-9, as amended, that ILOG filed with the Commission. The terms and conditions of the French Offer are set forth in the Note d’Information, as amended, that IBM and CITLOI filed with the French stock market authority, the Autorité des Marchés Financiers (the “AMF”), and the Note en Réponse, as amended, that ILOG filed with the AMF. The AMF granted its visa on the Note d’Information and the Note en Réponse on September 12, 2008. CITLOI and ILOG have also made publicly available documents supplementing the Note d’Information and the Note en Réponse, respectively, which provide additional legal, financial and accounting information on these entities.  ILOG security holders and other investors can obtain copies of these tender offer materials and any other documents filed with the Commission from the Commission’s website (www.sec.gov) and with the AMF from the AMF’s website (www.amf-france.org), in both cases without charge. Such materials filed by IBM and CITLOI, and ILOG will also be available for free on IBM’s website (www.ibm.com), and on ILOG’s website (www.ilog.com), respectively.

Holders of ILOG securities, stock options and free shares should consult their own tax advisors as to the particular tax consequences to them of exercising their stock options, selling their shares, participating in the Offers, and any payments in respect of their stock options of free shares, including the application of French, United States federal, local and other tax laws and possible changes in tax laws.

Forward-looking Statements

Many of the statements included in the ILOG Reference Document and Annual Report on Form 20-F, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of us, constitute or are based on forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts, including, among others, statements regarding the successful completion of the IBM tender offer and the impact on the Company’s business, the implementation of the Company’s business strategy, trends in the software industry, the Company’s financial outlook, liquidity and working capital, the creation of co-selling and co-marketing relationships and strategic alliances, the increased penetration of the Company’s existing customers, the sale of the Company’s service packages, the market risks associated with exchange rates, changes in the balance of the classes of the Company’s business and other statements relating to the Company’s plans, objectives, expectations, intentions, future business development and economic performance are or may be forward-looking. In addition to statements that are forward-looking by reason of context, other forward-looking statements generally may be identified by the use of words such as “may”, “will”, “should”, “expect”, “estimate”, “anticipate”, “intend”, “plan”, “believe”, “continue”, “outlook”, “judgment”, “predict” or other similar expressions, although the absence of such words does not necessarily mean that a statement is not forward-looking.

These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause the Company’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the sections entitled “Item 3. Key Information — Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” of ILOG’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s views only as of the date hereof. Unless required by law, ILOG undertakes no obligation to revise these forward-looking statements to reflect new information or events, circumstances, changes in our expectations or otherwise that arise after the date hereof. Readers should carefully review the events and other matters described in the other documents we file or submit from time to time with the SEC, including reports on Form 6-K submitted by us.